Avda El Golf 150 piso 14 Las Condes Santiago,Chile	Tel.: (56-2) 461 7200 Fax: (56-2) 461 7541 www.arauco.cl

December 23, 2011

VIA EDGAR
Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:Arauco and Constitution Pulp, Inc Form 20-F for Fiscal Year Ended December 31, 2010 Filed June 22, 2011, File No. 033-99720
Dear Ms. Jenkins:

By letter dated September 16, 2011 (the “September Letter”), the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to Arauco and Constitution Pulp, Inc. (“Arauco”)  in respect of Arauco’s annual report on Form 20-F for the fiscal year 2010 (the “Arauco 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2011, and Arauco filed with the Commission via EDGAR a letter in response thereto on October 14, 2011 (the “Arauco Response”).  Then, by letter dated November 29, 2011, the Staff  provided certain follow-up comments to Arauco  in respect of the Arauco Response (the “November Letter”).  For your convenience, each of the comments set forth in the November Letter is reproduced below in italics and is immediately followed by Arauco’s response.  To the extent that any of the following responses includes a proposed revision to the Arauco 20-F, we kindly ask that the Staff notify Arauco in writing of their agreement with the proposed revision or any further questions or comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

1. Selected Consolidated Financial Data, page 2

We note your proposed disclosures in response to prior comment one. However, you have not addressed some of the issues noted in our comments. Thus the comment is reissued. Please clarify why you have excluded certain “other operating expenses” in your presentation of non-GAAP financial measures EBIT, EBITDA and Adjusted EBITDA. Please expand your proposed disclosures to explain why excluding these items is useful to measure your core business and how it complies with Item 10(e) of Regulation S-K. Also refer to Regulation G and question 102.09 of C&DI. Please provide to us your proposed disclosures to be included in future filings.

Securities and Exchange Commission, p. 2

➢	Exclusion of “other operating expenses” from Non-GAAP Financial Measures

We excluded other operating expenses from the non-GAAP financial measures included in the Arauco 20-F because we believe that these expenses are not directly associated with the production and distribution activities of the Company, nor are they representative of the Company’s overhead costs.  The individual components included within other operating expenses are disclosed in detail on page F-20 of the Arauco 20-F.  We believe that the exclusion of each of these items from our non-GAAP financial measures renders these measures more useful indicators of our operational performance from a core business perspective.

➢	Revised Calculation Methodology of Non-GAAP Financial Measures

Without limiting the above, we propose to revise the methodology that we use to calculate our non-GAAP financial measures in future filings.  Although we believe that the methodology used to calculate the non-GAAP financial measures included in the Arauco 20-F is compliant with Item 10(e) of Regulation S-K for the reasons set forth in the Arauco Response and in the above paragraph, we believe that the revised methodology will reduce any uncertainty on the part of the Staff with respect to such compliance.

Pursuant to the revised methodology, each of our non-GAAP financial measures will be calculated in a manner consistent with the previous methodology except for the following differences:

·	To calculate EBIT from net income, we will no longer (i) add other “operating expenses,” “exchange rate differences” and “participation in (loss) income in associates and joint ventures accounted through equity method” and (ii) deduct “other operating income”;
·	To calculate Adjusted EBITDA, we will no longer add “net insurance coverage.” Furthermore, we will re-name the line item previously denominated “stumpage” as “fair value cost of timber harvested.”

Securities and  Exchange Commission, p. 3

For the Staff’s reference, the table below sets forth the reconciliation to net income of each of our non-GAAP financial measures for the years ended December 31, 2008, 2009, 2010 pursuant to the revised calculation methodology described above.  A comparable table will be included in future filings.

	As of and for the year ended December 31,
	2008	2009	2010
	(in thousands of U.S.$)

Net income	405,045	304,596	700,749
(+) Financial costs	175,241	193,872	213,912
(-) Financial income	(19,408)	(19,313)	(22,154)
(+) Income Tax	98,044	53,537	198,018

EBIT	658,922	532,692	1,090,525

(+) Depreciation and amortization	189,256	207,415	233,655

EBITDA	848,178	740,107	1,324,180

(+) Fair value cost of timber harvested (1)	311,950	198,675	271,515
(-) Gain from changes in fair value of biological assets	(65,201)	(155,532)	(221,501)
(+) Exchange rate differences	67,778	(17,632)	16,288
ADJUSTED EBITDA	1,162,705	765,618	1,390,482

(1) Denominated “Stumpage” in the Arauco 20-F.

➢	Supplemental Disclosure

As a result of our proposed revisions to the methodology used to calculate our non-GAAP financial measures, we propose to include in future filings the supplemental disclosure set forth below in place of the supplemental disclosure set forth on p. 2 of the Arauco Response.

“We believe that the presentation of the non-GAAP financial measures EBIT, EBITDA and Adjusted EBITDA provides useful indicators of our operational profitability to investors, analysts, credit rating agencies and other users and assists them to evaluate the performance of Arauco against its competitors.

Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-GAAP measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”).  “Gain from changes in fair value of biological assets” is a non-cash revenue. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments, and the effect of local costs as our functional currency is the U.S. dollar.

Securities and Exchange Commission, p. 4

In evaluating the performance of Arauco, we believe that each of these non-GAAP financial measures should be considered together with and should not be considered in isolation, or as a substitute for, the analysis of our results as reported under IFRS. Some of the limitations of our non-GAAP financial measures are that EBIT, EBITDA and Adjusted EBITDA do not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt.

Because all companies do not calculate EBIT, EBITDA or Adjusted EBITDA in the same manner, such measures as calculated by us may differ from such measures calculated by other companies.  We compensate for these limitations by using EBIT, EBITDA and Adjusted EBITDA as supplemental measures of our performance and by relying primarily on our financial statements that have been prepared in accordance with IFRS.”

➢	Compliance with Regulation G

In accordance with Regulation G, we have included a reconciliation of our non-GAAP financial measures disclosure to net income, which is our most comparable financial measure in accordance with IFRS.

Financial Statements

Notes to Financial Statements

Note 2- Disclosures of Other Information

d. Disclosures of other Information, page F-20

2. We note your proposed disclosures in response to prior comment three. However, we also note your proposed disclosures do not include the details of the nature of expenses included in cost of sales. Please provide the components of cost of sales by nature (e.g. raw materials used, wages and salaries and impairment of property, plant and equipment etc.) in your proposed disclosure to be included in the future filings.

Securities and Exchange Commission, p. 5

The table below sets forth the nature of expenses included in Arauco’s cost of sales for the years ended December 31, 2010, 2009 and 2008.  A comparable table will be included in future filings.

*           *           *

[signature page follows]

Securities and Exchange Commission, p. 6

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact our outside counsel, Jaime A. El Koury, at (+54)(11) 5556-8923 and Joshua M. Kalish at (212) 225-2502, or me at (+56) (2) 461-7221.

Arauco and Constitution Pulp, Inc.

/s/ Gianfranco Truffello
By: Gianfranco Truffello
      Chief Financial Officer

cc:	Mr. Brian K. Bhandari
Mr. Raj Rajan
Mr. Nasreen Mohammed
Securities and Exchange Commission

Mr. Robinson Tajmuch
Arauco and Constitution Pulp, Inc.

Mr. Jaime A. El Koury
Mr. Joshua M. Kalish
Cleary Gottlieb Steen & Hamilton LLP